Bruce Markets LLC
Exhibit 3
Form ATS-N Correcting Amendment (March 13, 2026)

ATS-N/CA: Part III: Manner of Operations

Item 4: <u>Hours of Operation</u>

a. Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.	The Bruce ATS trading session is from Sunday evening through Friday morning from 8:00:00 P.M. ET to 4:00:00 A.M. ET. These hours constitute the "Trading Session" as used herein, and these are the regular hours of Bruce ATS; Bruce ATS does not operate outside of these hours or during the regular trading hours of the national securities exchanges. Bruce ATS is available for connectivity beginning at 7:00:00 P.M. ET and accepts orders beginning at 7:50:00 P.M. ET. Orders received between 7:50:00 P.M. ET and 8:00:00 P.M. ET are accepted in Bruce ATS's Order Book and queued ~~based on price and~~ in time priority until the start of the Trading Session and will match in time priority. ~~At that time,~~ After 8:00:00 P.M. ET ~~the~~ orders submitted to the ATS match ~~become eligible for execution~~ on a price/time priority basis. ~~.~~ All orders received outside of the applicable operating hours are rejected. Open orders in the overnight Trading Session remaining at 4:00:00 A.M. ET expire at that time and do not carry over to the following overnight session. At 4:00:00 A.M. ET, Bruce ATS cancels all orders in Bruce ATS. Bruce ATS observes the holiday schedule followed by the national securities exchanges and does not operate on the day immediately preceding an exchange holiday. However, Bruce ATS does not adjust its hours of operation on days the exchanges are scheduled early close. For example, there is no overnight Trading Session on Christmas Eve (December 24th) since the TRF is not open on Christmas Day (December 25th). However, Bruce ATS may operate in its overnight Trading Session beginning on Christmas night (i.e., at 7:50 P.M. ET on December 25th) assuming the TRF is open and available for trade reporting the following day on December 26th.
b. Are the hours of operations the same for all Subscribers and the Broker-Dealer Operator?	⦿ Yes ○ No

Item 6: <u>Connectivity and Co-location</u>

a. Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?	◉ **Yes** ○ ~~**No**~~
If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g., fiber, copper) options offered.	<u>Bruce does not offer co-location services.</u> <u>Subscribers who want to cross-connect to Bruce ATS have the option to establish a cross-connect to the Equinix NY4 data center. Cross connects are managed via Equinix. The decision to cross- connect, the location of the Subscriber's infrastructure, and the selection of either a 1 gigabit versus a 10 gigabit/second fiber cross-connect is entirely at the discretion of the Subscriber. Additionally, an extranet connectivity provider maybe utilized by the Subscriber, at their discretion. Bruce does not charge fees for cross-connects.</u>
b. If yes to Item (6)(a), are the terms and conditions required to be identified in Item 6(a) the same for all Subscribers and the Broker-Dealer Operator?	◉ **Yes** ○ ~~**No**~~
c. Does the NMS Stock ATS offer any other means besides co-location and related services required to be explained in this Item 6(a)	○ Yes ◉ **No**

to increase the speed of communication with the ATS?	
e. Does the NMS Stock ATS offer any means to reduce the speed of communication with the ATS (e.g., speed bumps)?	○ Yes ◉ No

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following: i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or	ORDER TYPES, ORDER HANDLING, PRIORITY AND TIME-IN-FORCE Bruce ATS only accepts firm limit orders with Time-in-Force of "Day" or Immediate-or-Cancel ("IOC"). For the purposes of Bruce ATS, "Day and IOC" order refers to the full trading session of 8:00:00 P.M. ET to 4:00:00 A.M. ET the following day (the "Trading Session"). All orders and messages are handled via single thread processing. Bruce ATS automatically cancels all resting orders that have not been executed by 4:00:00 A.M. Except for trading in stocks priced below $1.00, Bruce ATS does not accept orders with sub-penny values in the price field. Bruce ATS does not route away. Bruce ATS Order Book ranks orders by price / time based and are matched by price / time as well. Time priority is determined by the order receipt time. Trades are not priced or relate to NBBO, which is not available during the operation hours of Bruce ATS. Order types cannot be modified since Bruce ATS only accepts limit orders. Day Orders: For Day orders, the order will remain in the Bruce ATS until it is cancelled, the full quantity is executed, or the trading

Formatted: Right: 0.8", Line spacing: Multiple 1.16 li

other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank

session closes. If a partial match of a Day Order occurs, the remainder of the Day Order will stay open in the ATS until it is matched, cancelled or expires. Immediate-or-Cancel ("IOC") Orders: <u>IOC orders are accepted starting at 8:00:00 PM ET; any IOC order(s) entered prior to the start of the Trading Session will be rejected.</u> IOC orders will match immediately with eligible resting contra-side orders and Bruce ATS will cancel back the remaining balance. IOC orders may not be modified, replaced, cancelled or routed by the Subscriber.

Subscribers can cancel unexecuted Day orders at their discretion during the Trading Session.

Subscribers can cancel unexecuted orders at their discretion during the Trading Session.

Modifications to decrease an order's size through a cancel/replace instruction will maintain the original time priority of an order. Modifications that increase an order's size will result in a new time priority. Additionally, modifications to an order's price results in a new time priority.

Bruce ATS will process cancel requests immediately upon receipt, but executions may occur before the cancel request is fully processed

Order types may be rejected for several reasons, including but not limited to, a violation of Bruce ATS's FIX specification or Subscribers' pre-trade credit and risk limits as set by the BDO (discussed in Part III, Item 2).

and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

5

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

◉ **Yes** ○ **No**

Item 10: Opening and Reopening

a. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Bruce ATS is available for connectivity beginning at 7:00:00 P.M. ET and begins accepting orders at 7:50:00 P.M. ET on each day the ATS is open for business. Bruce ATS does not accept and will reject all orders sent by Subscribers to Bruce ATS prior to 7:50:00 P.M. ET. Orders~~, except for IOC orders (which are rejected during the queuing session),~~ received ~~between~~ 7:50:00 P.M. ~~to and~~ 8:00:00 P.M. ET are held in the order book until the Trading Session begins at 8:00:00 P.M. ET and are queued and match in ~~ranked by price/~~time priority. When the Trading Session opens at 8:00:00 P.M. ET, ~~all new orders submitted to~~ Bruce ATS begin~~s~~ matching orders based on the terms of the orders and price and time priority. Bruce ATS establishes a 20% reference price band for each NMS stock using the last print reported to the SIP at or prior to 7:30:00 P.M. ET during the post session (i.e. 4:00:00 P.M ET- 8:00:00pm ET). These reference prices are set before the opening of the Trading Session and do not change after the trading session begins. In order to maintain a fair and orderly market the BDO may in limited circumstances update the reference price to reflect market news, corporate actions, system errors where the reference price is missing or incorrect, and significant price movements subsequent to the prior regular day's session and prior to the beginning of the Trading Session. The 20% reference price bands are established once the reference price is set. If the reference price is updated (for reasons mentioned above), the band will also update for that security. If the reference price or band can't be established for a security before the Trading Session, the ATS will not trade in that security.
The ATS will reject orders outside the 20% reference price bands but will accept passive orders under certain circumstances. Accepting passive orders means Bruce ATS accepts all buy orders with prices at or below the upper band, which include unexecutable passive buy orders with prices below the lower band. Bruce ATS accepts all sell orders with prices above the lower band, including

	unexecutable passive sell orders with prices above the upper band. These passive orders are accepted and prioritized by price and time, but the ATS does not disseminate passive orders outside of the 20% reference price bands. For passive orders to become executable, they need to be canceled and replaced in order to become marketable. Bruce ATS automatically rejects any order priced aggressively outside of the price band (i.e. sell orders with prices below the lower band will be rejected and buy orders with prices above the upper band will be rejected). At its discretion, the BDO may halt trading in one or more securities or all securities trading through Bruce ATS in order to manage risk as discussed further in Part III, Item 20. If trading in an NMS stock is halted by an exchange during the regular day session, that stock is not eligible for trading during the subsequent overnight session. Bruce ATS does not operate during regular and extended trading hours of the national securities exchanges, and trading halts are uncommon but possible during Bruce ATS's Trading Session. In the event an NMS stock is halted by an exchange during an overnight trading session, Bruce ATS cancels all orders for the affected NMS stock on the Bruce ATS's Order Book at the time of the trading halt and all new incoming orders are rejected. In the event that the halt is lifted, orders are accepted in the impacted security. If a halt is imposed, Bruce ATS will notify all Subscribers and automatically cancel all orders in the Order Book for the subject security. Once the halt is lifted, Bruce ATS will notify all Subscribers that the halt has been lifted and that the subject security is available for trading. Bruce ATS employs the same policies and procedures for order handling, pricing, priority, etc. as described in Part III, Item 7 once it re-opens and when a halt is lifted. Bruce ATS does not use any special order acceptance, handling or execution procedures at the open, during a re-open or following stoppage of trading during regular trading hours. At the open, during a re-open or following a stoppage, Bruce ATS accepts, handles, and executes orders and trading interests as described in Part III, Item 11(c).
b. Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?	● Yes ○ No
c. Explain how unexecuted orders and trading interest are handled at the time the	Bruce ATS does not operate during regular and extended trading hours of the national securities exchanges, and Bruce ATS accepts "Day and IOC" orders. At the end of each Bruce ATS Trading Session, Bruce ATS automatically cancels all unexecuted orders. As described in Part III, Item 10, orders received between 7:50:00 P.M. and 8:00:00 P.M. ET are held in the order book until the Trading

NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.	Session begins at 8:00:00 P.M. ET. At that time, orders are matched based on the terms of the orders and price and time priority. There is no unique handling of orders at the start of Bruce ATS's Trading Session hours, other than immediately executing any executable orders received between 7:50:00 P.M. ET and 8:00:00 P.M ET. Following a stoppage of trading in a security during Bruce ATS's Trading Session, all orders are automatically canceled and upon the stoppage being lifted, Subscribers are notified that the security is available for trading. All orders are handled in the same manner when trading reopens.
d. Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No
e. Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?	○ Yes ◉ No